Mail Stop 4561

January 25, 2006

Nicholas H. VandenBrekel, Chief Executive Officer
Sequiam Corporation
300 Sunport Lane
Orlando, FLA 32809

> **Re: Sequiam Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-130806**
> **Filed on December 30, 2005**
>
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Filed on April 14, 2005**
>
> **Form 10-QSB for the quarterly period ended March 31, 2005**
> **Filed on May 23, 2005**
>
> **Form 10-QSB for the quarterly period ended September 30, 2005**
> **Filed on November 21, 2005 and amended on January 20, 2006**
>
> **Form 8-K filed on December 2, 2005**

Dear Mr. VandenBreckel:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments on the periodic reports no later than 10 business days from the date of this letter. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company does not appear to be complete and should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent. In this regard, it appears that disclosure contained in the "Management's Discussion and Analysis" and "Description of Securities" sections, as well as disclosure contained in a December 2, 2005 Form 8-K, reference seven investors to the November 2005 private placement.

Executive Compensation, page 42

2. Please update the executive compensation disclosure through December 31, 2005. Compensation must be included for such year because the company should have those numbers available. However, if bonus amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interp 8B. of Telephone Interp. Manual (July 1997).

Selling Securityholders, page 46

3. With respect to the shares to be offered for resale by all of the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and/or dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual. In this regard, also clarify your references to certain individuals being "deemed a control person" of the shares owned by the legal entity.

4. Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Please be advised that all selling securityholders who are registered broker dealers who did not receive their

securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 51

5. In your plan of distribution, you indicate that selling securityholders may create short positions in the common shares in connection with the offering. In your response letter, please advise us that Sequiam Corporation and the selling securityholders are aware of CF Tel. Interp. A.65.

Undertakings

6. Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-B, as applicable.

Signatures

7. Please have the principal accounting officer sign the registration statement in this capacity. Refer to Instruction 1 for Signatures, Form SB-2.

Form 10-KSB/A for the fiscal year ended December 31, 2004
Form 10-QSB for the quarterly period ended September 30, 2005

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

8. We note your disclosure that "the company maintains disclosure controls and procedures . . . that are designed to ensure that information required to be disclosed in the periodic reports filed by the company with the Commission . . . is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company's management" and that the company's Chief Executive Officer and Chief Financial Officer "believe that the Company's disclosure controls and procedures provide reasonable assurance that the disclosure controls and procedures are effective to accomplish their objectives." Revise to clarify, if true, the following:

    a. That your officers concluded that the company's disclosure controls and procedures are effective, to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the

Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and

b. That your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

9. You state that "there have been no 'significant changes' in the Company's internal control or in other factors that could significantly affect the Company's internal control over financial reporting during the period covered by this report." Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there *were* changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for the quarterly period ended March 31, 2005

Exhibit 10.1 and Exclusive Co-Operative Development and Supply Agreement between Sequiam Biometrics and Kwikset Corporation

Request for Confidential Treatment

10. Staff comments on your application for confidential treatment relating to certain portions of Exhibit 10.1 to the Form 10-QSB for the quarterly period ended March 31, 2005 and the Exclusive Co-Operative Development and Supply Agreement between Sequiam Biometrics and Kwikset Corporation will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of the Form SB-2.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Randolph H. Fields, Esq.
        by facsimile: 407-420-5909